Camco Financial Corporation

2001 Annual Report

PE 12-31-01




SEC MAIL PROCESSING
RECEIVED
APR 2 3 2002
WASH, D.C. 165 SECTION

Our Mission Statement

Camco Financial Corporation is committed to the ideals of community banking through its subsidiary, ***AdvantageBank***™.

Camco Financial Corporation is dedicated to providing the leadership necessary to:

- *Enhance shareholder value,*
- *Support and service all offices,*
- *Realize prudent internal growth,*
- *Geographically expand,*
- *Provide financial products and services that meet the needs of residents and businesses within our communities,*
- *Deliver excellent* ***AdvantageBanking***℠ *customer service,*
- *Provide an atmosphere in which employees are stimulated to achieve, and*
- *Positively react to a changing environment.*


Wooster
Canton
Dover
New Philadelphia
New Lebanon
COLUMBUS
Germantown
Zanesville
Cambridge
Washington Court House
CINCINNATI
Marietta
Chillicothe
Vienna/Parkersburg
Ft. Mitchell
Huntington
Ashland

Table of Contents

Financial Highlights

At or for the years ended December 31, (Dollars in thousands, except per share data)	2001	2000	1999	1998	1997
Total assets	**$1,102,652**	$1,037,856	$813,482	$637,135	$570,170
Investment securities	**19,177**	16,981	17,137	12,254	21,061
Loans receivable	**871,446**	930,672	726,225	548,669	481,501
Mortgage-backed securities	**37,740**	15,123	12,419	8,495	16,654
Deposits	**730,075**	632,288	461,787	443,227	422,368
Federal Home Loan Bank advances	**258,850**	313,471	279,125	125,483	82,319
Stockholders' equity	**95,171**	78,750	62,609	60,139	55,331
Net interest income	**25,939**	26,062	21,186	19,431	18,439
Net income	**8,544**	7,652	5,940	7,004	5,344
Basic earnings per share	**$1.20**	$1.11	$1.04	$1.22	$0.93

The above table sets forth certain information concerning the consolidated financial position and results of operations of Camco at the dates indicated. This selected financial data should be read in conjunction with the consolidated financial statements contained in the Audited Financial Statements and Management's Discussion and Analysis contained in this report.

Stock Prices and Dividends Declared

Fiscal year 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High/close	$11.38	$12.58	$13.75	$13.00
Low/close	$9.44	$10.60	$12.01	$10.95
Dividends Declared	$0.12	$0.12	$0.12	$0.12
Fiscal year 2000				
High/close	$9.51	$9.64	$10.38	$10.62
Low/close	$7.67	$8.31	$8.18	$8.52
Dividends Declared	$0.12	$0.12	$0.12	$0.12

To Our Stockholders

Last year Camco Financial Corporation announced that 2001 would be a *"Year of Change"*. We announced that our five independently chartered banks would be merged into a single bank under the name of ***AdvantageBank.*** We completed the merger of the banks effective June, 2001 which has allowed us to work on consolidating our "back office" operations.

Through the restructuring we have created a business model with the efficiencies of one operating bank while maintaining community bank divisions in each separate market. This is an evolution to one bank with banking divisions focused on the needs of the communities they serve.

Soon our customers will be able to transact banking at any Advantage Bank office when the improvements to and the consolidation of the data processing system is completed. Customer convenience will also be improved with an enhanced ATM network, telephone banking and over the coming year, Internet Banking.

Our plan directed us to maintain the local nature of our banks as we consolidated operations, leaving the individual community bank names in place and most important the people that make us a success in those communities. In 2001 we made many changes but what we didn't want to change is ***AdvantageBanking,*** which to us is high quality, valued products and quality service to serve our communities and customers.

I want to express my sincere gratitude to our employees who have worked very hard to accomplish the restructuring successfully and their willingness to support all of the changes that we have implemented in 2001.

A **year of accomplishment** is behind us and we anticipate a year ahead that should increase value for all stakeholders.

We also added key people in Retail Banking and Commercial Banking in 2001. This new leadership will allow us to provide added products and services for our customers and more profitable operations for our shareholders. These banking services and products add transaction account deposits, fee income and commercial loans that complement our strategy to change the balance sheet mix of assets and liabilities. Commercial banking is an area that will allow us to expand our lending in new ways and to develop customer relationships a community bank needs in order to grow. Our restructuring plan improved our efficiency ratio and our task now is to grow revenues and further improve our earnings.

As we entered the new year, certain business practices came to be debated in the nation's press. We think it appropriate to mention that we believe we have taken prudent steps over the past 30 years to instill corporate ethics in Camco's operating philosophies and processes. Although we have a Corporate Ethics Policy to establish our corporate expectations of our employee's conduct, we realize a company cannot attain ethical behavior simply by having a policy.

We purposely have separate independent financial auditors (Grant Thornton LLP) and independent internal auditors (Crowe, Chizek and Company LLP). The autonomy and individual oversights those two firms provide to our Audit Committee seemed naturally appropriate to management and the Board of Directors.

A guiding principle has always been to keep our company simple, avoiding things we don't understand and doing the best we can at those we do.

With that, we are pleased with Camco's 2001 performance and results but we continue to look for improvement.

In 2001 we achieved record earnings, up some 20% over the previous year, excluding the one-time charge for the restructuring. Including that charge our earnings were ahead of 2000 by some 11.7%. We saw a 30% improvement in our stock price year over year, as our earnings improved along with the general outlook in bank sector stocks. In our continuing efforts to improve our stock price, delivering consistent and improved earnings will be our overall long-term focus.

Banking analysts have focused on asset quality as our nation worked through a recessionary economic period. We have experienced somewhat higher delinquencies and responded last year by increasing our loan loss reserves and will continue adding to those reserves in 2002. Our goal is to build reserves that are based upon the changing risk profile of our loan portfolio and normal banking standards.

We continue to grow our corporate footprint in our markets. In late 2001, we acquired Columbia Financial of Kentucky, the holding company for Columbia Savings Bank. Columbia, with assets of $109 million, operated 5 banking offices in the northern Kentucky tri-state area that includes Ft. Mitchell, Kentucky. This acquisition will complement our 2000 acquisition of Westwood Homestead Savings Bank in Cincinnati, Ohio. Our growth strategy is to "fill-in" where we have the opportunity to do so and increase our market presence and banking effectiveness. In 2002, subject to regulatory approval, we plan to add a new full service branch in the Dover-New Philadelphia market which will provide retail banking services to our mortgage banking customers located in that area.



To help us bring all of our banks together and deliver a consistent ***AdvantageBanking*** theme to our communities, we began an advertising campaign centered on ***Hometown Banking.*** You will see some of that advertising in this publication and in our banking offices. The branding theme of ***AdvantageBanking*** will promote a series of product efforts throughout our division banks this year to communicate more effectively to our customers and their communities.

Our long term plan emphasizes improving shareholder value. To that end, in 2001 we:

- Expanded our product offerings
- Strengthened our management team
- Added customers through acquisitions and internal growth
- Improved our operating efficiency

Camco is now poised to enjoy the results of our reorganization and the implementation of our strategic plan to become a stronger community bank which we believe will provide shareholder value over the long term. As we stated a year ago we take the long view and that seems a prudent strategy.

As we become more profitable, our dividend to our shareholders has also grown. We announced previously that our first quarter 2002 dividend has been increased 4.17% to 12.5¢ per share. We understand that our shareholders deserve to share in the profits their company has earned and this cash dividend increase reflects that belief.

In conclusion, we are dedicated to working hard to improve shareholder value while delivering ***AdvantageBanking*** quality customer service.

Thank you all for your continued support, trust, and investment in Camco Financial Corporation.

Sincerely,

Camco Financial Corporation
Richard C. Baylor
President & CEO
April 2002

Hometown Community Banking

Camco Financial Corporation has a proud heritage of community banking. We formed Camco Financial Corporation for the purpose of becoming a bank holding company for Cambridge Savings Bank over thirty years ago. Today, Camco operates six division banks in three states. Our commitment to community banking along with our products and services, adds value to the communities we serve. We believe that local people serving local communities and customers gives us a distinct advantage.

We call this "***AdvantageBanking***" and we believe that our people make the difference by providing financial solutions based on the needs of our customers. Our customers bank with us because of our reputation as trusted financial advisors. We are large enough to offer the financial services our customers desire, yet small enough to provide community-banking style, high-touch customer service that builds long-lasting relationships.

COMMUNITY BANKING

Because of their strong local focus, community banks have played an important role in the economic development of the communities they serve and the country as a whole. Their contributions have been vital to sustaining growth and continuing prosperity of this nation's cities, towns and rural communities. Our commitment to the communities we serve is stronger than ever. Camco's community banks maintain a dominant presence in the markets we serve. We have obtained this market status by establishing strong, lasting relationships not only with our customers but also with the organizations and people in our communities.

Our community relationships are developed through the personal involvement of our employees. Whether they are hammering and painting a Habitat for Humanity house, walking miles as a member of their bank's Relay for Life team, or donating blood at the local Red Cross, Camco's employees are involved. Our division presidents are active in local chambers of commerce, civic groups and merchant associations. Many of our employees are school athletic volunteers and local coaches for their area schools. They are people you know and trust.

Because of our corporation's strong community orientation, civic leaders in our markets know they can count on our family of community banks for support and leadership. We have assisted local markets in improving their communities by donating to public works which keep our communities vibrant. We all strive to give our customers "***AdvantageBanking***" customer service each and every day.

HOMETOWN COMMUNITY SPIRIT

HOMETOWN COMMUNITY PRIDE™



Hometown Community Spirit
Hometown Community Pride
That's what life is all about
Reaching far and wide

Building for the future
All together side by side
Hometown Community Spirit
Hometown Community Pride

BANKING for the HOMETOWN LIFE™

The Hometown Life is a good life
It's the life we love and know
We're a hometown bank
We're hometown friends
We're here to help you grow
Banking for the Hometown Life
Banking with people you know


HOT DOG =

Providing Exciting New Choices for Our Customers

With our announcement in the first part of 2001 to consolidate the five bank charters into one bank charter, we put into reality the opportunity to offer our customers more value. Once all of our data processing conversions are complete, we will offer our customers the benefit of transacting business at any of our banking offices in three different states.

During 2002, we will be adding new products and services that will enhance the value provided to our customers. These will include a new business checking account along with personal and business credit cards. Additionally, we will be offering Internet banking by year-end which will allow our customers to conduct their banking 24 hours a day, seven days a week. Internet banking will provide our customers the ability to view account information, transfer money between accounts, make loan payments...even pay monthly bills without having to write checks or pay postage.

PRODUCTS & SERVICES

Each of these initiatives, combined with our existing products and personal service through our branch locations, our ATM network and ***AdvantageAccess***SM telephone banking benefits our customers by allowing convenient access to their accounts.

Innovative products and services set Camco Financial Corporation apart from the competition. Our menu of mortgage and banking products is so complete that the Company could be considered a Family Financial Center, supported by Camco Title Insurance Agency, AdvantageBank, and mortgage banking from Camco Mortgage.

Although we are proud of our products and services, we believe that our people make the difference by providing financial solutions based on customers' needs. We are large enough to offer the financial services our customers desire, yet small enough to provide the quality community-bank services which develop into to build long-lasting relationships. When our commercial and retail customers are asked why they bank with us, they usually describe the hometown personalized service they receive as the main reason.

From the customer's point of view, all of the financial services available under the Camco/AdvantageBank umbrella are easy to obtain starting with something as simple as a phone call to the local branch office. We think financial services inherently require a foundation of trust, a belief that the provider is always acting in the customer's best interest. We succeed by providing this value to each and every customer.

AdvantageBanking isn't just an advertising slogan, it is our promise - quality financial products and superior customer service at a fair price from a financial services provider people can trust.







We Make Decisions Locally

Mortgage lending has long been Camco's forte and 2001 was no exception. The refinancing boom in 2001 caused by the low rate environment created a year of outstanding loan volume. We offer a full array of mortgage loans that includes both fixed and adjustable-rate mortgages. Additional loan programs are designed and available to help make financing a home quick and easy.

Our goal has always been to find a way to help make dreams come true for our customers. To accomplish this, our lenders are knowledgeable in the options they can offer to our customers for their financing needs. These would include buying or building a new home through a conventional loan. Taking a much needed vacation, buying a car, funding a college tuition, or adding an addition to a home are only of a few items that can be accomplished through an ***AdvantageLine***℠ **Home Equity Line of Credit**. This line of credit will allow a customer to enjoy interest rates that are lower than most other types of loans. That's because the equity built up in your home over the years works to your advantage by providing security for your loan.

HOMETOWN
LENDING

AdvantageLending℠ from any division of ***AdvantageBank*** is an investment in our communities - local decisions by local people you know and trust.

Our loan experts are committed to finding the right financial solution based on the individual needs of our customers. We serve in a consultative capacity to facilitate these solutions. We are prepared to sit down with each customer to help them understand the advantages of each lending option...to tailor a repayment plan to fit the budgets of our customers. We make the process simple, fast and efficient by intergrating talented lenders with the latest technology.

Mortgage and consumer lending on the community bank level is truly supporting and building our communities. Camco's lenders claim ownership for every customer contact or transaction they have because they understand it's their responsibility to deliver customer satisfaction. It is not just the convenience of having local decision-makers nearby, it is vital to the community itself. Because our division banks retain lending and business development decisions at the local level, they can guide and direct the reinvestment of community assets back into the local economy.

AdvantageLenders are neighbors as they work and live in the communities they serve. We will continue to use our resources for and remain committed to the ideals of community banking. So, no matter what the lending needs our ***AdvantageLenders*** will be available to assist in providing financial solutions.



A Defined Vision in Our Strategic Plan

Camco's strategic plan calls for enhancing our loan portfolio with a better mix of commercial and consumer loans. The focus is now on local commercial businesses. That means the lending and business development decisions so critical to the vitality of area businesses, both large and small, are retained at the local level. This has two very real benefits: one, the decisions are based on local knowledge and expertise and, two, the community's assets are reinvested back into the local economy.

While our bankers at First Savings Bank in Gahanna or Marietta Savings Bank think locally, they have the strength of acting globally because they are part of *AdvantageBank* with over $1 billion in assets. This gives them real financial clout in the service they can provide their customers. It means they can offer customers, both business and individual a complete line of financial services. This unique combination of very personalized, community-bank service and large financial institution capabilities creates a win-win situation for our customers – it's what we call "*AdvantageBanking*!"

Camco Financial's entire organization is poised to quickly respond to market demands in a planned and controlled manner. Having *AdvantageBanking* as both a business discipline and brand marketing strategy enables us to cope with the changing requirements of our communities and customers. As long as *AdvantageBanking* remains our corporate criteria for value-added service, Camco Financial will be in a position to meet all competition head on and win. That is why as we worked through 2001 we added individuals to provide leadership for retail and commercial banking.

Camco is now able to offer real value in both retail and commercial banking with an array of lending programs and business banking products. Our plan to diversify our loan portfolio with more commercial loans, particularly commercial real estate loans, will increase revenues for the bank, and build longer-lasting relationships with our customers and our communities.

COMMERCIAL
BANKING

As we expand our Commercial Banking programs we anticipate an end-of-the-year offering of Internet banking including Cash Management, specifically designed for small businesses. We introduced our new *AdvantageBusiness*SM checking package because we understand that every business today has to watch the bottom line.

*CommercialAdvantage*SM is commercial lending with hometown interest in mind. Our local lenders have the knowledge of the local marketplace and that means that the customer receives personal attention from someone who understands your business and your interest in the local market...a real advantage in Commercial Banking.



Using Technology to Create Efficiencies

In reality, creating better products along with exceptional customer service is what keeps companies ahead of the competition. Knowing that today's busy customers expect 24-7 banking, Camco continues to invest and enhance it's technology. Enhancing our data processing system and expanding our product offerings are simply an on-going process. Camco's focus on technology for 2001 and beyond is to provide innovative products and services that will give our customers a technological advantage.

Together, Information Technology and Retail Banking are establishing clear direction to leverage the backbone of our technology systems that Camco has built over the years. Operational excellence will be the driving force as Camco looks to increasingly improve efficiencies, reduce operating cost, but more importantly, having the ability to implement changes quickly to internal systems to match the never ending challenge to match our business strategy to our customers needs.

TECHNOLOGY
EFFICIENCIES

Camco's data processing conversions from six separate platforms to one began mid-year 2001, including the acquisition of Columbia. Many employees came together to help create the best practices in each of our division banks and to put the elements together to create the standards for which formed the data processing model. In the end, all of Camco's some 95,000 accountholders will be able to conduct transactions at any of our twenty-two banking locations. So if a customer from Washington Court House is in Marietta for the annual Sternwheel Festival, they will be able to conduct banking business at the Marietta Division.

In addition to the data processing conversion, Camco is in the midst of many other IT projects; including the deployment of IP Telephony. This technology will join all of Camco's locations to a single telecommunication system, enabling customers and employees easy access to customer service personnel throughout the company. In addition, further efforts are also underway to consolidate Camco's loan origination systems, document imaging systems and ATM platforms. All of this work is on schedule and slated to be completed by the third quarter of 2002.

Our previous success is impressive, but our continued success is dependent upon execution. Just as the communities we serve have changed, we must change and evolve, too. These technology changes are just a small part of this change but one that will make banking with us much more convenient.



Senior Management Team

During 2001 we also created an experienced Senior Management Team for *AdvantageBank*. The restructuring of the bank charters gave us an opportunity to rethink our top management and utilize the strengths of our young but highly experienced people.

As we began 2001 Larry A. Caldwell, our longtime CEO and Chairman handed over the reigns of CEO to Richard C. Baylor, our President. Richard C. Baylor joined Camco in 1998 bringing 23 years of banking experience to his initial role as COO of Camco. Rick will lead *AdvantageBank* and the Camco Senior Management Team and drive the strategic plan for the next generation.

MANAGEMENT TEAM

D. Edward Rugg has been with the Camco family for the past 26 years beginning as a Management Trainee in 1976 under the direction of Mr. Caldwell. Ed has served in several capacities during his tenure with Cambridge Savings Bank and Camco. Now in his new role, Ed will serve as Executive Vice President of *AdvantageBank* and oversee the day-to-day management of all of the *AdvantageBank* divisions.

Another longtime Cambridge Savings Bank management member was named Senior Vice President of *AdvantageBank* in November of 2001. Edward A. Wright had served as Chief Operating Officer for Cambridge Savings Bank since 1994, he will now oversee operations for all of *AdvantageBank*. Ed's responsibilities include data processing, information technology, loan servicing, checking and deposit services, compliance, human resources, security and facilities management. Ed joined Cambridge Savings as a management trainee in 1984 making his number of years in banking a total of 18.

In July of 2001, we brought David S. Caldwell back to Cambridge to serve as the Division President of Cambridge Savings Bank and Vice President of Retail Banking for *AdvantageBank*. David joined the Camco family in September 2000 as President and CEO of Westwood Homestead Savings Bank located in Cincinnati, Ohio. David bring 17 years of retail banking experience to his new role as Senior Vice President of Retail Banking and Eastern Regional President where he will oversee Marietta Savings Bank and First Bank for Savings. David's responsibilities include marketing, communications, internet banking, deposit and investment products.

Camco Financial announced Mark A. Severson joined our family as Chief Financial Officer and Senior Vice President during 2001. Mark brings 26 years of bank accounting to his new role, most recently having served eleven years as CFO/Senior Vice President for a $1.6 billion regional bank holding company on the east coast. Mark is responsible for managing the financial functions and assisting with investor relations of the Corporation. Mark will also guide the financial plans and policies for Camco Financial and *AdvantageBank*.



***AdvantageBank* Senior Management Team**

Seated left to right - **Richard C. Baylor**, President & CEO and **D. Edward Rugg**, Executive Vice President & COO
Standing left to right - **Edward A. Wright**, Senior Vice President of Operations; **David S. Caldwell**, Senior Vice President of Retail Banking and **Mark A. Severson**, Senior Vice President and Chief Financial Officer

Board of Directors
Camco/*AdvantageBank*

Larry A. Caldwell
Chairman



Dr. Samuel W. Speck
Director
Ohio Department of
Natural Resources



Terry A. Feick
Superintendent
Washington Court
House
Public Schools



Richard C. Baylor
President/CEO



Kenneth R. Elshoff
Retired President
The Ohio League
of Financial
Institutions



Paul D. Leake
Retired President
& CEO
First Bank
For Savings
of Ashland, KY



Anthony J. Popp
Sr. Vice President
Vice Chair
& Secretary



Dr. John B. Bennet, Sr.
Retired Dentist



Robert C. Dix, Jr.
Publisher
The Daily
Jeffersonian



Eric G. Spann
Director, Household
Surface/Fabric Care-
Product Supply Chain
North America
Colgate Palmolive



Jeffrey T. Tucker
Certified Public
Accountant & Partner
Tucker & Tucker



A Special Note of Thanks

We acknowledge, with sincere and deep appreciation, the valued contributions of two retiring directors - Anthony J. "Tony" Popp and Dr. John B. Bennet, Sr.

We extend our heartfelt thanks to each of them for their vision, counsel and leadership.

Tony, after 30 years of distinguished service, and John, a newer board member as a result of the Westwood Homestead acquisition in Cincinnati, have each left a corporate and personal legacy to be admired and respected.

Larry A. Caldwell,
Chairman of the Board



Camco Financial Corporation

Retiring Boards June 30, 2001



FIRST FEDERAL SAVINGS BANK
Seated left to right:
William W. Whipple, Terry A. Feick
Standing left to right:
Philip L. French, Jeffrey D. Teeters, Richard C. Baylor, Larry A. Caldwell



MARIETTA SAVINGS BANK
Seated left to right: Michael B. Iaderosa, Larry A. Caldwell, Terri Ann Pfeffer, Richard C. Baylor
Standing left to right: Dr. Carson K. Miller, Daniel B. Cawley, Jr., Anthony J. Popp, Kenneth E. Morrison



WESTWOOD HOMESTEAD SAVINGS BANK
Seated left to right: Dr. John B. Bennet, Sr., Mary Ann Jacobs
Standing left to right: Larry A. Caldwell, David S. Caldwell, Richard C. Baylor, Robert H. Bockhorst, James D. Kemp, Dr. Roger M. Higley, Raymond J. Brinkman



CAMBRIDGE SAVINGS BANK
Seated left to right: Larry A. Caldwell, Richard C. Baylor
Standing left to right: Charles J. Jones, Jack R. Taylor, Jack W. Dunning, Dr. Samuel W. Speck, D. Edward Rugg



FIRST FEDERAL BANK FOR SAVINGS
Seated left to right: J. Edward Maddox, Richard C. Baylor, Larry A. Caldwell
Standing left to right: T. N. Marshall, Paul D. Leake, Judy B. Thomas, Robert G. Biggs, Wilbur E. Chellgren

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth certain information concerning the consolidated financial position and results of operations of Camco for the periods indicated. This selected consolidated financial data should be read in conjunction with the consolidated financial statements appearing elsewhere herein.

SELECTED CONSOLIDATED FINANCIAL DATA:[1]	At December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Total amount of:					
Assets	$1,102,652	$1,037,856	$813,482	$637,135	$570,170
Interest-bearing deposits in other financial institutions	89,299	4,916	247	22,609	10,473
Investment securities available for sale - at market	305	309	273	1,292	3,572
Investment securities held to maturity	18,872	16,672	16,864	10,962	17,489
Mortgage-backed securities available for sale - at market	6,975	9,850	6,475	3,476	8,447
Mortgage-backed securities held to maturity	30,765	5,273	5,944	5,019	8,207
Loans receivable - net [2]	871,446	930,672	726,225	548,669	481,501
Deposits	730,075	632,288	461,787	443,227	422,368
FHLB advances and other borrowings	258,850	313,471	279,125	125,483	82,319
Stockholders' equity - substantially restricted	95,171	78,750	62,609	60,139	55,331

SELECTED CONSOLIDATED OPERATING DATA: [1]	Year ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Total interest income	$74,372	$75,671	$51,093	$44,283	$41,217
Total interest expense	48,433	49,609	29,907	24,852	22,778
Net interest income	25,939	26,062	21,186	19,431	18,439
Provision for losses on loans	759	568	247	250	385
Net interest income after provision for losses on loans	25,180	25,494	20,939	19,181	18,054
Other income	7,153	5,536	5,190	7,552	3,945
General, administrative and other expense	18,948	19,530	17,113	16,319	13,733
Restructuring charges related to charter consolidation	950	-	-	-	-
Earnings before federal income taxes	12,435	11,500	9,016	10,414	8,266
Federal income taxes	3,891	3,848	3,076	3,410	2,922
Net earnings	$ 8,544	$ 7,652	$ 5,940	$ 7,004	$ 5,344
Earnings per share: [3]					
Basic	$1.20	$1.11	$1.04	$1.22	$0.93
Diluted	$1.19	$1.10	$1.02	$1.19	$0.91

	For the year ended December 31,				
	2001	2000	1999	1998	1997
Return on average assets [4]	0.80%	0.83%	0.82%	1.16%	0.98%
Return on average assets excluding restructuring charges [4]	0.86	0.83	0.82	1.16	0.98
Return on average equity [4]	9.83	10.83	9.68	12.13	10.01
Return on average equity excluding restructuring charges [4]	10.54	10.83	9.68	12.13	10.01
Average equity to average assets [4]	8.13	7.64	8.46	9.56	9.81
Dividend payout ratio [5]	40.00	43.24	44.37	31.23	51.34

---

(1) The information for the year ended December 31, 2001 reflects the acquisition of Columbia Financial of Kentucky, Inc. The information as of December 31, 2000 reflects the acquisition of Westwood Homestead Financial Corporation. These combinations were accounted for using the purchase method of accounting.

(2) Includes loans held for sale.

(3) Earnings per share has been adjusted to give effect to the merger with GF Bancorp, Inc. and a three-for-two stock split, which were effected during 1998, and a 5% stock dividend which was effected during the year ended December 31, 1999.

(4) Ratios are based upon the mathematical average of the balances at the beginning and the end of the year.

(5) Represents dividends per share divided by basic earnings per share.

Description of Business

Camco Financial Corporation ("Camco") is a savings and loan holding company which was organized under Delaware law in 1970. Camco is engaged in the financial services business in Ohio, Kentucky and West Virginia, through its wholly-owned subsidiaries, Advantage Bank and Camco Title Insurance Agency, Inc., and its second-tier subsidiaries, Camco Mortgage Corporation ("CMC") and WestMar Mortgage Company ("WestMar"). In June 2001, Camco completed a reorganization in which it combined its banking activities under one Ohio savings bank charter which is now known as Advantage Bank. Prior to the reorganization, Camco operated five separate banking subsidiaries serving distinct geographic areas. The branch office groups in each of the regions previously served by the five subsidiary banks now operate as divisions of Advantage Bank utilizing the names under which their respective offices were chartered prior to the restructuring (Cambridge Savings Bank, Marietta Savings Bank, First Savings Bank, First Bank for Savings and Westwood Homestead Savings Bank). Hereinafter, the terms "Advantage" or the "Bank" will be used to include all the preexisting individual financial institutions owned by Camco.

During the periods for which financial information is presented in this annual report, Camco completed several business combinations. In 1998, Camco acquired GF Bancorp, Inc, and its wholly-owned subsidiary, Germantown Federal Savings Bank in a combination accounted for as a pooling-of-interests. Accordingly, the financial information for 1997 had previously been restated to give effect to the combination as of January 1, 1997. During 2000, Camco completed a business combination with Westwood Homestead Financial Corporation and its wholly-owned subsidiary, Westwood Homestead Saving Bank. The acquisition was accounted for using the purchase method of accounting and, therefore, the financial statements for prior periods have not been restated. In November 2001, Camco completed a business combination with Columbia Financial of Kentucky, Inc., and its wholly-owned subsidiary, Columbia Federal Savings Bank. The merger was accounted for using the purchase method of accounting and, therefore, the financial statements for prior periods have not been restated.

Advantage Bank is regulated by the Ohio Department of Financial Institutions, Division of Savings Banks (the "Division"), and the Federal Deposit Insurance Corporation (the "FDIC"), as its primary regulators. Advantage Bank is a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati, and its deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund (the "SAIF") administered by the FDIC. Camco is regulated by the Office of Thrift Supervision (the "OTS") as a savings and loan holding company.

Camco's primary lending activities include the origination of conventional fixed-rate and variable-rate mortgage loans for the acquisition, construction or refinancing of single-family homes located in Camco's primary market areas. Camco also originates construction and permanent mortgage loans on condominiums, two- to four-family, multi-family (over four units) and nonresidential properties. In addition to mortgage lending, Camco makes a variety of consumer loans.

The financial statements for Camco and its subsidiaries are prepared on a consolidated basis. The principal source of revenue for Camco on an unconsolidated basis has historically been dividends from the Bank. Payment of dividends to Camco by the Bank is subject to various regulatory restrictions and tax considerations.

Stock Information

At December 31, 2001, Camco had 8,011,020 shares of common stock outstanding and held of record by approximately 1,300 stockholders. Price information for Camco's common stock is quoted on The Nasdaq National Market ("Nasdaq") under the symbol "CAFI." The table below sets forth the high and low trade information for the common stock of Camco, together with the dividends declared per share of common stock, for each quarter of 2001, 2000 and 1999.

Year ended December 31, 2001	High	Low	Cash dividends declared
Quarter ending:			
December 31, 2001	$13.00	$10.95	$0.1200
September 30, 2001	13.75	12.01	0.1200
June 30, 2001	12.58	10.60	0.1200
March 31, 2001	11.38	9.44	0.1200
Year ended December 31, 2000			
Quarter ending:			
December 31, 2000	$10.62	$ 8.52	$0.1200
September 30, 2000	10.38	8.18	0.1200
June 30, 2000	9.64	8.31	0.1200
March 31, 2000	9.51	7.67	0.1200
Year ended December 31, 1999[(1)]			
Quarter ending:			
December 31, 1999	$12.38	$ 9.56	$0.1200
September 30, 1999	13.50	10.31	0.1200
June 30, 1999	13.33	12.43	0.1143
March 31, 1999	14.88	13.10	0.1071

---

(1) Amounts have been restated to give effect to the 5% stock dividend which was effected in July of 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

Since its incorporation in 1970, Camco has evolved into a full-service provider of financial products to the communities served by Advantage Bank. Utilizing a common marketing theme based on Camco's commitment to personalized customer service, Camco and its affiliates have grown from $22.4 million of consolidated assets in 1970 to $1.1 billion of consolidated assets at December 31, 2001. Camco's rate of growth is largely attributable to its acquisitions of Marietta Savings, First Savings, First Bank for Savings, Germantown Federal, Westwood Homestead and Columbia Savings and its continued expansion of product lines from the limited deposit and loan offerings which the Bank could offer in the heavily regulated environment of the 1970s to the wider array of financial service products that commercial banks traditionally offered. Additionally, Camco has enhanced its operational growth by integrating its residential lending function through establishing mortgage-banking operations in the Bank's primary market areas and, to a lesser extent, by chartering a title insurance agency.

Management believes that continued success in the financial services industry will be achieved by those institutions with a rigorous dedication to building value-added customer-oriented organizations. Toward this end, each of the Bank's divisions operate autonomously in making local decisions for customer contacts and services, however back-office operations are being consolidated and centralized. Based on consumer preferences, the Bank's management designs financial service products with a view towards differentiating each of the constituent divisions from its competition. Management believes that the Bank divisions' ability to rapidly adapt to consumer needs and preferences is essential to them as community-based financial institutions competing against the larger regional and money-center bank holding companies.

Camco's profitability depends primarily on its level of net interest income, which is the difference between interest income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on deposit accounts and borrowings. In recent years, Camco's net earnings have also been heavily influenced by its level of other income, including mortgage banking income and other fees. Camco's operations are also influenced by general, administrative and other expenses, including employee compensation and benefits, occupancy expense, data processing, franchise taxes, advertising, other operating expenses and federal income tax expense.

Asset and Liability Management

Net interest income, the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities, is the principal component of Camco's net earnings. The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rate levels. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which a financial institution's interest rate spread may be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income, while a positive gap within shorter maturities would have the opposite effect.

In recognition of the foregoing factors, the Board of Directors has implemented an asset and liability management strategy directed toward improving the Bank's interest rate sensitivity. The principal common elements of such strategy includes (1) meeting the consumer preference for fixed-rate loans by selling such loans in the secondary market, (2) originating adjustable-rate mortgage loans ("ARMs") as demand increases, generally coincident with any overall rise in interest rates in the economy, (3) maintaining higher levels of liquid assets, such as cash, short-term interest-earning deposits and short-term investment securities as a hedge against rising interest rates in a lower interest rate environment, and (4) utilizing FHLB advances and longer term certificates of deposit as funding sources when available.

The following table contains information regarding the amounts of various categories of assets and liabilities repricing within the periods indicated:

	December 31, 2001				
	Within one year	1-3 years	3-5 years	Over 5 years	Total
	(In thousands)				
Interest-earning assets: [1]					
Interest-bearing deposits in other banks	$ 89,299	$ -	$ -	$ -	$ 89,299
Investment securities [2]	14,872	4,000	-	-	18,872
Mortgage-backed securities	16,013	11,021	6,820	3,886	37,740
Loans receivable [3]	401,329	247,343	65,166	135,736	849,574
Total	521,513	262,364	71,986	139,622	995,485
Interest-bearing liabilities: [1]					
Deposits	479,047	197,870	32,086	21,072	730,075
FHLB advances	35,732	29,108	8,561	185,449	258,850
Total	514,779	226,978	40,647	206,521	988,925
Excess (deficiency) of interest sensitive assets over interest sensitive liabilities	$ 6,734	$ 35,386	$31,339	$ (66,899)	$ 6,560
Cumulative excess of interest sensitive assets over interest sensitive liabilities	$ 6,734	$42,120	$73,459	$ 6,560	
Cumulative interest rate sensitivity gap to total assets	.61%	3.82%	6.66%	.59%	

(1) Interest-earning assets and interest-bearing liabilities are shown as repricing based on contractual terms to repricing, and include consideration of loan prepayments and deposit decay assumptions.

(2) Does not include corporate equity securities or FHLB stock.

(3) Represents loans receivable totals excluding loans held for sale, the allowance for losses on loans and mortgage servicing rights.

In addition to the gap method of monitoring interest rate sensitivity, Camco also employs computer model simulations. Interest rate risk ("IRR") management has various sources and it is not simply the risk from rates rising and falling. In fact, there are four sources of IRR: repricing risk, basis risk, yield curve risk, and option risk. Gap modeling only focuses on repricing risk. Income simulations that incorporate cash flow analysis: (1) measure the size and direction of interest rate exposure under a variety of interest rate and yield curve shape scenarios; (2) provides the opportunity to capture all critical elements such as volume, maturity dates, repricing dates, prepayment volumes, and hidden options such as caps, floors, puts, and calls; (3) utilizes the data to clearly focus attention on critical variables; (4) are dynamic; and (5) reflect changes in prevailing interest rates which affect different assets and liabilities in different ways. These simulations are run on a quarterly basis using an interest rate shocking technique to determine the effects on Camco's net interest income, assuming an immediate change in interest rates of +/- 200 basis points. Camco has an interest rate risk management policy that limits the amount of deterioration in net interest income associated with an assumed interest rate shock of +/-200 points change in interest rates, to no more than a (25)% change in net interest income. The model results as of December 31, 2001 are as follows:

Changes in Interest Rate Assumption
(Dollars in thousands)

	+200bp	-200bp
Net interest income - increase (decrease)	$1,949	$(2,341)
Net interest income - % change	6.6%	(8.0)%

Discussion of Financial Condition Changes from December 31, 2000 to December 31, 2001

At December 31, 2001, Camco's consolidated assets totaled $1.1 billion, an increase of $64.8 million, or 6.2%, over the December 31, 2000 total. The increase was primarily due to the acquisition of Columbia Financial in November 2001, which resulted in net asset growth of approximately $110.4 million. Before consideration of the effects of the acquisition, total assets declined year to year by $45.6 million, primarily due to loan sales and through principal repayments on loans. This extra liquidity, coupled with an increase in deposits of $16.7 million and an increase in stockholders' equity of $6.4 million, was applied to decrease advances from the Federal Home Loan Bank by $54.6 million.

Cash and interest-bearing deposits in other financial institutions totaled $105.0 million at December 31, 2001, an increase of $80.9 million, or 336.1%, over December 31, 2000 levels. This increase reflects the continued payoff of loans in a low interest rate environment, which has caused borrowers to refinance to fixed-rate loans which were sold in the secondary market. Investment securities totaled $19.2 million at December 31, 2001, an increase of $2.2 million, or 12.9%, over the total at December 31, 2000. During 2001, investment securities totaling $10.5 million were purchased and $11.2 million were acquired through the Columbia Financial acquisition, while maturities amounted to $19.5 million. Mortgage-backed securities totaled $37.7 million at December 31, 2001, an increase of $22.6 million, or 149.6%, over December 31, 2000, due primarily to the $12.2 million of mortgage-backed securities acquired in the Columbia Financial acquisition and purchases of $15.2 million, which were partially offset by principal repayments totaling $4.9 million.

Loans receivable and loans held for sale totaled $871.4 million at December 31, 2001, a decrease of $59.2 million, or 6.4%, from the total at December 31, 2000. The decrease resulted primarily from loan sales of $295.6 million and principal repayments of $271.2 million, which were partially offset by loans acquired through the Columbia Financial acquisition totaling $69.2 million and loan disbursements, including loan purchases and loans originated for sale, totaling $442.0 million. Loan origination volume, including the purchases of loans, during 2001 exceeded 2000 volume by $79.9 million, or 22.1%, while the volume of loan sales increased by $176.2 million year to year. The increase in loan origination and sales volume was primarily attributable to an increase in refinancing activity following the decrease in the overall level of long-term interest rates during the year.

The allowance for loan losses totaled $4.3 million and $2.9 million at December 31, 2001 and 2000, respectively, representing 54.0% and 61.5% of nonperforming loans at those dates. The allowance for loan losses was increased by $1.3 million as a result of the allowance maintained by Columbia Savings prior to the acquisition. Nonperforming loans (90 days or more delinquent plus nonaccrual loans) totaled $7.9 million and $4.7 million at December 31, 2001 and 2000, respectively, constituting .90% and .51% of total net loans, including loans held for sale, at those dates. At December 31, 2001, nonperforming loans were comprised of $6.5 million of loans secured by one- to four-family residential real estate, $1.1 million of commercial loans and $278,000 of loans secured by multi-family and nonresidential real estate. Although management believes that its allowance for loan losses at December 31, 2001, is adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Camco's results of operations.

Deposits totaled $730.1 million at December 31, 2001, an increase of $97.8 million, or 15.5%, over December 31, 2000 levels. The increase resulted primarily from deposits of $81.1 million acquired in the Columbia Financial acquisition, coupled with deposit portfolio growth of $16.7 million, or 2.6%, which resulted primarily from management's continuing efforts to increase deposits through marketing and pricing strategies. Advances from the FHLB totaled $258.9 million at December 31, 2001, a decrease of $54.6 million, or 17.4%, compared to December 31, 2000. Advances were repaid primarily with funds generated through loan sales and through principal repayments on loans.

Stockholders' equity totaled $95.2 million at December 31, 2001, an increase of $16.4 million, or 20.9%, over December 31, 2000. The increase was due primarily to common shares issued in the purchase of Columbia Financial, which resulted in a $10.0 million increase, coupled with net earnings of $8.5 million and proceeds from stock option exercises totaling $1.3 million, which were partially offset by dividends of $3.5 million.

The Bank is required to maintain minimum regulatory capital pursuant to federal regulations. During 2001, management was notified by its supervisory regulators that Advantage was categorized as well-capitalized under the regulatory framework for prompt corrective action. At December 31, 2001, the Bank's regulatory capital exceeded all regulatory capital requirements.

Comparison of Results of Operations for the Years Ended December 31, 2001 and December 31, 2000

General. Increases in the level of income and expenses during the year ended December 31, 2001, compared to 2000, reflect the effects of the acquisition of Columbia Financial, which was acquired by Camco in November 2001 in a transaction accounted for using the purchase method of accounting.

Camco's net earnings for the year ended December 31, 2001, totaled $8.5 million, an increase of $892,000, or 11.7%, over the $7.7 million of net earnings reported in 2000. The increase in earnings was primarily attributable to a $1.6 million increase in other income, which was partially offset by a $123,000 decrease in net interest income, a $191,000 increase in the provision for losses on loans, an increase in general, administrative and other expense of $368,000 and a $43,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2001, amounted to $74.4 million, a decrease of $1.3 million, or 1.7%, compared to 2000, generally reflecting the effects of a decrease of 37 basis points in the average yield, from 7.86% in 2000 to 7.49% in 2001, which was partially offset by a $30.7 million, or 3.2%, increase in the average balance of interest-earning assets outstanding year to year. The acquisition of Columbia Financial accounted for approximately $1.2 million of interest income recorded during 2001.

Interest income on loans and mortgage-backed securities totaled $70.5 million for the year ended December 31, 2001, a decrease of $2.1 million, or 2.9%, compared to the 2000 total. The decrease resulted primarily from a $9.4 million, or 1.0%, decrease in the weighted-average balance outstanding and a 15 basis point decrease in the average yield, to 7.75% in 2001. Interest income on investments and interest-bearing deposits increased by $825,000, or 27.3%, due primarily to a $40.0 million, or 91.7%, increase in the weighted-average outstanding balance, which was partially offset by a 234 basis point decrease in the average yield, to 4.60% in 2001.

Interest expense on deposits totaled $31.3 million for the year ended December 31, 2001, an increase of $2.5 million, or 8.5%, over the 2000 total. The increase was due to an increase in the weighted-average balance of deposits outstanding of $69.7 million, or 11.8% year to year, partially offset by a 14 basis point decrease in the average cost of deposits, from 4.89% in 2000 to 4.75 % in 2001. The acquisition of Columbia Financial accounted for approximately $559,000 of the overall increase in interest expense in the 2001 period. Interest expense on borrowings totaled $17.1 million for the year ended December 31, 2001, a decrease of $3.6 million, or 17.5%, compared to 2000. The decrease resulted primarily from a $45.1 million, or 13.8%, decrease in the weighted-average balance of borrowings outstanding year to year and a decrease of 28 basis points in the weighted-average cost of borrowings, to 6.09% in 2001.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $123,000, or 0.5%, to a total of $25.9 million for the year ended December 31, 2001, compared to $26.1 million in 2000. The interest rate spread decreased to approximately 2.34% for the year ended December 31, 2001, from 2.45% for 2000, while the net interest margin decreased to approximately 2.61% in 2001, compared to 2.71% in 2000.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. Based upon an analysis of these factors, management recorded a provision for losses on loans totaling $759,000 for the year ended December 31, 2001, an increase of $191,000, or 33.6%, over the provision recorded in 2000. The 2001 provision generally reflects the $3.2 million increase in the level of nonperforming loans, as well as a $3.7 million, or 34.9%, increase in loans greater than 30 days but less than 90 days delinquent year to year. The provision also reflects the $15.5 million, or 28.4%, increase in loans secured by nonresidential real estate during 2001. Management believes all nonperforming loans are adequately collateralized, however there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $7.2 million for the year ended December 31, 2001, an increase of $1.6 million, or 29.2%, compared to 2000. The increase in other income was primarily attributable to a $2.5 million, or 120.2%, increase in gains on sale of loans and an increase of $1.1 million, or 52.1%, in late charges, rent and other, which were partially offset by a $2.1 million decrease in loan servicing fees. The increase in gains on sale of loans primarily reflects the increase in sales volume year to year. The increase in late charges, rent and other operating income was due primarily to an increase in revenues at Camco Title Insurance Agency and increased fees on loan and deposit accounts and transactions year to year. The decrease in loan servicing fees was due primarily to an increase in amortization and impairment charges related to the Bank's mortgage servicing rights asset ("MSRs"). During 2001, amortization of MSRs increased over 2000 by $931,000, or 154.6%, due primarily to prepayments of loans associated with refinancing activity during the lower interest rate environment. Additionally, Advantage recorded an impairment charge in 2001 totaling $1.3 million, based upon an independent appraisal of the MSRs.

General, Administrative and Other Expense. General, administrative and other expense totaled $19.9 million for the year ended December 31, 2001, an increase of $368,000, or 1.9%, compared to 2000. Camco recorded a one-time restructuring charge of $950,000 in the second quarter of 2001, which was primarily related to compensation charges and professional fees related to Camco's restructuring to a single bank charter, which occurred in the second quarter of 2001. Camco anticipated that the approximate savings from the restructuring, coupled with other 2001 personnel reductions, would add earnings of $.14 per basic share in the four quarters immediately following the charge, while enhancing the basic per share earnings level by $.17 in 2002. The consolidation of operations such as data processing began in July 2001, and total data processing conversion will be completed in May 2002.

Excluding of the effects of the restructuring charges, general, administrative and other expense decreased year to year by $582,000, or 3.0%, due primarily to a decrease in employee compensation and benefits of $1.1 million, or 11.9%, resulting primarily from a reduction in staffing levels, and an increase in deferred loan origination costs attendant to the increase in loan volume year to year. The decrease in employee compensation and benefits was partially offset by a $108,000, or 3.5%, increase in office occupancy and equipment expense, which was due to increased depreciation and increased building maintenance costs, and an increase in other operating expenses of $313,000, or 7.6%, primarily as a result of Camco's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $3.9 million for the year ended December 31, 2001, an increase of $43,000, or 1.1%, compared to the provision recorded in 2000. This increase was primarily attributable to a $935,000, or 8.1%, increase in pre-tax earnings year to year, partially offset by the receipt of refunds claimed for prior years' tax liabilities. The effective tax rate amounted to 31.3% and 33.5% for the years ended December 31, 2001 and 2000, respectively.

Comparison of Results of Operations for the Years Ended December 31, 2000 and December 31, 1999

General. Increases in the level of income and expenses during the year ended December 31, 2000, compared to 1999, were significantly influenced by the inclusion of the accounts of Westwood Homestead, which was acquired by Camco in January 2000 in a transaction accounted for using the purchase method of accounting. Accordingly, the statement of earnings for the year ended December 31, 1999, was not restated for the acquisition.

Camco's net earnings for the year ended December 31, 2000, totaled $7.7 million, an increase of $1.7 million, or 28.8%, over the $5.9 million of net earnings reported in 1999. The increase in earnings was primarily attributable to a $4.9 million increase in net interest income and an increase in other income of $346,000, which were partially offset by a $321,000 increase in the provision for losses on loans, an increase in general, administrative and other expense of $2.4 million and a $772,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2000, amounted to $75.7 million, an increase of $24.6 million, or 48.1%, over 1999, generally reflecting the effects of the $272.0 million, or 39.4%, of growth in weighted-average interest-earning assets outstanding year to year, and the increase of 46 basis points in the average yield, from 7.40% in 1999 to 7.86% in 2000. The acquisition of Westwood Homestead accounted for approximately $12.3 million of interest income during the year ended December 31, 2000.

Interest income on loans and mortgage-backed securities totaled $72.6 million for the year ended December 31, 2000, an increase of $24.0 million, or 49.3%, over the comparable 1999 period. The increase resulted primarily from a $270.2 million, or 41.6%, increase in the weighted-average balance outstanding year to year. Interest income on investments and interest-bearing deposits increased by $597,000, or 24.6%, due primarily to an increase in the weighted-average outstanding balances of $1.8 million, or 4.3%, and an increase in the average yield.

Interest expense on deposits amounted to $28.9 million for the year ended December 31, 2000, an increase of $9.8 million, or 51.0%, over the 1999 total. The increase was due to an increase in the weighted-average balance of deposits outstanding of $137.5 million, or 30.4% year to year, and a 67 basis point increase in the average rate paid from 4.22% in 1999 to 4.89% in 2000. The acquisition of Westwood Homestead accounted for approximately $5.3 million of the overall increase in the 2000 period. Interest expense on borrowings totaled $20.7 million for the year ended December 31, 2000, an increase of $10.0 million, or 92.3%, over 1999. The increase resulted primarily from a $125.5 million increase in the weighted-average balance of borrowings outstanding year to year and an increase of 98 basis points in the weighted-average cost of borrowings.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $4.9 million, or 23.0%, to a total of $26.1 million for the year ended December 31, 2000, compared to $21.2 million in 1999. The interest rate spread decreased to approximately 2.45% for the year ended December 31, 2000, from 2.82% for 1999, while the net interest margin decreased to approximately 2.71% in 2000, compared to 3.07% in 1999.

Provision for Losses on Loans. The provision for losses on loans totaled $568,000 for the year ended December 31, 2000, an increase of $321,000, or 130.0%, over the provision recorded in 1999. The 2000 provision generally reflects the effects of loan portfolio growth, coupled with an increase of $751,000 in the level of nonperforming loans year to year.

Other Income. Other income totaled $5.5 million for the year ended December 31, 2000, an increase of $346,000, or 6.7%, compared to 1999. The increase in other income was primarily attributable to a $297,000, or 16.9%, increase in gains on sale of loans and an increase of $159,000, or 27.7%, in service charges and other fees on deposits, which were partially offset by a $41,000, or 5.8%, decrease in loan servicing fees and an $87,000, or 4.1%, decrease in late charges, rent and other. The increase in gains on sale of loans primarily reflects an increase in sales volume year to year.

General, Administrative and Other Expense. General, administrative and other expense totaled $19.5 million for the year ended December 31, 2000, an increase of $2.4 million, or 14.1%, compared to 1999. The acquisition of Westwood Homestead accounted for $2.7 million of the increase in general, administrative and other expenses. Excluding the effects of the Westwood Homestead acquisition, office occupancy and equipment expense increased by $172,000, or 7.0%, which was due to increased depreciation and increased building maintenance costs, and data processing expense increased by $354,000, or 42.4%, due to costs related to a conversion to an internal wide area network. These increases were partially offset by a decrease in employee compensation and benefits of $323,000, or 4.1%, resulting primarily from a decline in staffing levels, and a decrease of $166,000, or 63.1%, in federal deposit insurance premiums, due to a decrease in FDIC premium rates. Other operating expenses increased primarily as a result of the Corporation's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $3.8 million for the year ended December 31, 2000, an increase of $772,000 or 25.1%, compared to the provision recorded in 1999. This increase was primarily attributable to a $2.5 million, or 27.6%, increase in pre-tax earnings year to year. The effective tax rate amounted to 33.5% and 34.1% for the years ended December 31, 2000 and 1999, respectively.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resulting yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. Balances are based on the average of month-end balances which, in the opinion of management, do not differ materially from daily balances.

	Year ended December 31, 2000								
		2001						1999	
	Average outstanding balance	Interest earned/ paid	Average yield/ rate	Average outstanding balance	Interest earned/ paid	Average yield/ rate	Average outstanding balance	Interest earned/ paid	Average yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable [1]	$891,220	$69,461	7.79%	$903,226	$71,524	7.92%	$637,755	$47,904	7.51%
Mortgage-backed securities [2]	18,561	1,059	5.71	15,920	1,120	7.04	11,173	759	6.79
Investment securities [2]	11,621	696	5.99	17,529	1,141	6.51	14,963	896	5.99
Interest-bearing deposits and other interest-earning assets	72,052	3,156	4.38	26,115	1,886	7.22	26,896	1,534	5.70
Total interest-earning assets	$993,454	74,372	7.49	$962,790	75,671	7.86	$690,787	51,093	7.40
Interest-bearing liabilities:									
Deposits	$660,106	31,324	4.75	$590,418	28,869	4.89	$452,939	19,119	4.22
FHLB advances	280,747	17,109	6.09	325,805	20,740	6.37	200,285	10,788	5.39
Total interest-bearing liabilities	$940,853	48,433	5.15	$916,223	49,609	5.41	$653,225	29,907	4.58
Net interest income/ Interest rate spread		$25,939	2.34%		$26,062	2.45%		$21,186	2.82%
Net interest margin (3)			2.61%			2.71%			3.07%
Average interest-earning assets to average interest-bearing liabilities			105.59%			105.08%			105.75%

[1] Includes nonaccrual loans and loans held for sale.
[2] Includes securities designated as available for sale.
[3] Net interest income as a percent of average interest-earning assets.

Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Camco's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume.

	Year ended September 30,					
	2001 vs. 2000 Increase (decrease) due to			2000 vs. 1999 Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income attributable to:						
Loans receivable [1]	$ (944)	$(1,119)	$(2,063)	$20,897	$2,723	$23,620
Mortgage-backed securities	170	(231)	(61)	332	29	361
Investment securities	(360)	(85)	(445)	163	82	245
Interest-bearing deposits and other [2]	2,251	(981)	1,270	(46)	398	352
Total interest income	1,117	(2,416)	(1,299)	21,346	3,232	24,578
Interest expense attributable to:						
Deposits	3,327	(872)	2,455	6,407	3,343	9,750
Borrowings	(2,775)	(856)	(3,631)	7,714	2,238	9,952
Total interest expense	552	(1,728)	(1,176)	14,121	5,581	19,702
Increase (decrease) in net interest income	**$ 565**	**$ (688)**	**$ (123)**	**$ 7,225**	**$(2,349)**	**$ 4,876**

---

[1] Includes loans held for sale.
[2] Includes interest-bearing deposits.

Yields Earned and Rates Paid

The following table sets forth the weighted-average yields earned on Camco's interest-earning assets, the weighted-average interest rates paid on Camco's interest-bearing liabilities and the interest rate spread between the weighted-average yields earned and rates paid by Camco at the dates indicated.

	At December 31,		
	2001	2000	1999
Weighted-average yield on:			
Loan portfolio [1]	7.28%	8.01%	7.47%
Investment portfolio [2]	3.61	6.82	6.17
Total interest-earning assets	6.63	7.92	7.39
Weighted-average rate paid on:			
Deposits	4.08	5.28	4.39
FHLB advances	6.02	6.20	5.71
Total interest-bearing liabilities	4.59	5.53	4.81
Interest rate spread	2.04%	2.39%	2.58%

---

[1] Includes loans held for sale and excludes the allowance for loan losses.
[2] Includes interest on mortgage-backed securities and earnings on FHLB stock and cash surrender value of life insurance.

Effect of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before June 30, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001. Management adopted SFAS No. 141 effective July 1, 2001, as required, without material effect on Camco's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. When an entity reorganizes its reporting structure, goodwill should be reallocated to reporting units based on the relative fair values of the units. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of the goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting units' fair value as the "purchase price." Therefore, the goodwill's implied fair value will be the excess of the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment. Intangible assets not being amortized should be tested for impairment, annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

SFAS No. 142 is effective for Camco beginning January 1, 2002. As of the date SFAS No. 142 is adopted and based on the Corporation's current reporting structure, reporting units will be established; net assets should be assigned to reporting units, unless they do not relate to a reporting unit; and goodwill should be assigned to one or more reporting units. Within nine months of adopting SFAS No. 142, Camco must have completed the first step of the goodwill transitional impairment test: a comparison, as of the beginning of the fiscal year, of each reporting unit's fair value with its carrying value. If the carrying value exceeds fair value, the second step – calculating the amount of goodwill impairment as of the beginning of the year – would be required as soon as possible, but no later than the end of the year. Any transitional impairment loss would be reported as a change in accounting principle in the first interim period financial statements of the implementation year, regardless of when the loss measurement is completed. After completion of the first step of the transitional test, Camco will disclose which segments might have to recognize any impairment loss and when any potential loss would be measured. If an impairment indicator arises before the completion of the transition testing, a full impairment test would be required as soon as possible. Any goodwill impairment resulting from this test should be reported as an impairment loss, not as a change in accounting principle. The adoption of SFAS No. 142 will result in the elimination of Camco's annual goodwill amortization charges totaling approximately $150,000 beginning in 2002.

Report of Independent Certified Public Accountants

Board of Directors
Camco Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Camco Financial Corporation as of December 31, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camco Financial Corporation as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cincinnati, Ohio
February 22, 2002

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,
(In thousands, except share data)

ASSETS	2001	2000
Cash and due from banks	$ 15,665	$ 19,153
Interest-bearing deposits in other financial institutions	89,299	4,916
Cash and cash equivalents	104,964	24,069
Investment securities available for sale - at market	305	309
Investment securities held to maturity - at cost, approximate market value of $19,083 and $16,617 as of December 31, 2001 and 2000, respectively	18,872	16,672
Mortgage-backed securities available for sale - at market	6,975	9,850
Mortgage-backed securities held to maturity - at cost, approximate market value of $30,744 and $5,247 as of December 31, 2001 and 2000, respectively	30,765	5,273
Loans held for sale - at lower of cost or market	21,445	4,235
Loans receivable - net	850,001	926,437
Office premises and equipment - net	14,849	13,845
Real estate acquired through foreclosure	2,151	583
Federal Home Loan Bank stock - at cost	22,481	19,339
Accrued interest receivable	5,769	5,978
Prepaid expenses and other assets	4,779	1,439
Cash surrender value of life insurance	15,751	5,999
Goodwill - net of accumulated amortization	2,953	3,103
Prepaid federal income taxes	592	725
Total assets	**$1,102,652**	**$1,037,856**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 730,075	$ 632,288
Advances from the Federal Home Loan Bank	258,850	313,471
Advances by borrowers for taxes and insurance	3,860	4,382
Accounts payable and accrued liabilities	10,975	5,328
Dividends payable	962	832
Deferred federal income taxes	2,759	2,805
Total liabilities	1,007,481	959,106
Commitments	-	-
Stockholders' equity		
Preferred stock - $1 par value; authorized 100,000 shares; no shares outstanding	-	-
Common stock - $1 par value; authorized 14,900,000 shares; 8,137,039 and 7,057,917 shares issued at December 31, 2001 and 2000, respectively	8,137	7,058
Additional paid-in capital	51,722	41,551
Retained earnings - substantially restricted	36,621	31,553
Accumulated comprehensive income - unrealized gains on securities designated as available for sale, net of related tax effects	107	4
Less 126,019 shares of treasury stock - at cost	(1,416)	(1,416)
Total stockholders' equity	95,171	78,750
Total liabilities and stockholders' equity	**$1,102,652**	**$1,037,856**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EARNINGS

For the year ended December 31,
(In thousands, except per share data)

	2001	2000	1999
Interest income			
Loans	$69,461	$71,524	$47,904
Mortgage-backed securities	1,059	1,120	759
Investment securities	696	1,141	896
Interest-bearing deposits and other	3,156	1,886	1,534
Total interest income	74,372	75,671	51,093
Interest expense			
Deposits	31,324	28,869	19,119
Borrowings	17,109	20,740	10,788
Total interest expense	48,433	49,609	29,907
Net interest income	25,939	26,062	21,186
Provision for losses on loans	759	568	247
Net interest income after provision for losses on loans	25,180	25,494	20,939
Other income (expense)			
Late charges, rent and other	3,112	2,046	2,133
Loan servicing fees (costs)	(1,421)	665	706
Service charges and other fees on deposits	838	733	574
Gain on sale of loans	4,532	2,058	1,761
Loss on sale of investment and mortgage-backed securities	-	(37)	-
Gain on sale of real estate acquired through foreclosure	62	56	20
Gain (loss) on sale of premises and equipment	30	15	(4)
Total other income	7,153	5,536	5,190
General, administrative and other expense			
Employee compensation and benefits	7,887	8,948	7,926
Occupancy and equipment	3,172	3,064	2,464
Federal deposit insurance premiums	123	117	263
Data processing	1,345	1,337	835
Advertising	705	720	645
Franchise taxes	1,118	1,059	844
Amortization of goodwill	150	150	150
Other operating	4,448	4,135	3,986
Restructuring charges related to charter consolidation	950	-	-
Total general, administrative and other expense	19,898	19,530	17,113
Earnings before federal income taxes	12,435	11,500	9,016
Federal income taxes			
Current	2,715	2,102	2,518
Deferred	1,176	1,746	558
Total federal income taxes	3,891	3,848	3,076
NET EARNINGS	$ 8,544	$ 7,652	$ 5,940
EARNINGS PER SHARE			
Basic	$1.20	$1.11	$1.04
Diluted	$1.19	$1.10	$1.02

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31,
(In thousands)

	2001	2000	1999
Net earnings	$8,544	$7,652	$5,940
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $53, $54 and $(113) in 2001, 2000 and 1999, respectively	103	104	(220)
Reclassification adjustment for realized gains included in earnings, net of tax benefits of $13 for the year ended December 31, 2000	-	24	-
Comprehensive income	$8,647	$7,780	$5,720
Accumulated comprehensive income (loss)	$ 107	$ 4	$ (124)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 2001, 2000 and 1999
(In thousands, except per share data)

	Common stock	Additional paid-in capital	Retained earnings	Unrealized gains (losses) on securities designated as available for sale	Treasury stock	Total stockholders' equity
Balance at January 1, 1999	$5,480	$27,053	$27,628	$ 96	$ (118)	$60,139
Cash dividends declared - $0.4614 per share	-	-	(2,770)	-	-	(2,770)
Stock dividend (5%) including cash in lieu of fractional shares	272	3,298	(3,593)	-	-	(23)
Net earnings for the year ended December 31, 1999	-	-	5,940	-	-	5,940
Purchase of treasury shares	-	-	-	-	(457)	(457)
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	(220)	-	(220)
Balance at December 31, 1999	5,752	30,351	27,205	(124)	(575)	62,609
Stock options exercised	1	7	-	-	-	8
Cash dividends declared - $0.48 per share	-	-	(3,327)	-	-	(3,327)
Purchase of Westwood Homestead Financial Corporation	1,305	11,193	23	-	(841)	11,680
Net earnings for the year ended December 31, 2000	-	-	7,652	-	-	7,652
Unrealized gains on securities designated as available for salle net related tax effects	-	-	-	128	-	128
Balance at December 31, 2000	7,058	41,551	31,553	4	(1,416)	78,750
Stock options exercised	116	1,146	-	-	-	1,262
Cash dividends declared - $0.48 per share	-	-	(3,476)	-	-	(3,476)
Net earnings for the year ended December 31, 2001	-	-	8,544	-	-	8,544
Purchase of Columbia Financial of Kentucky, Inc.	963	9,025	-	-	-	9,988
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	103	-	103
Balance at December 31, 2001	$8,137	$51,722	$36,621	$107	$(1,416)	$95,171

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31,
(In thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net earnings for the year	$ 8,544	$ 7,652	$ 5,940
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Amortization of goodwill	150	150	150
Amortization of premiums and discounts on investment and mortgage-backed securities - net	87	19	(5)
Depreciation and amortization	1,655	1,610	983
Amortization of purchase accounting adjustments - net	303	13	88
Provision for losses on loans	759	568	247
Amortization of deferred loan origination fees	(683)	(374)	(361)
Gain on sale of real estate acquired through foreclosure	(62)	(56)	(20)
Loss on sale of investments and mortgage-backed securities designated as available for sale	-	37	-
(Gain) loss on sale of office premises and equipment	(30)	(15)	4
Federal Home Loan Bank stock dividends	(1,367)	(1,320)	(754)
Gain on sale of loans	(2,194)	(905)	(461)
Loans originated for sale in the secondary market	(312,847)	(120,503)	(89,956)
Proceeds from sale of mortgage loans in the secondary market	297,831	120,356	97,353
Increase (decrease) in cash, net of acquisition of Westwood Homestead Financial Corporation and Columbia Financial of Kentucky, Inc., due to changes in:			
Accrued interest receivable	893	(972)	(354)
Prepaid expenses and other assets	(2,921)	(437)	(480)
Accounts payable and other liabilities	2,432	2,230	327
Federal income taxes			
Current	(248)	(1,009)	(221)
Deferred	1,176	1,746	558
Net cash provided by (used in) operating activities	(6,522)	8,790	13,038
Cash flows provided by (used in) investing activities:			
Proceeds from maturities of investment securities	19,480	1,040	6,008
Proceeds from sale of mortgage-backed securities designated as available for sale	-	5,045	-
Purchase of investment securities designated as available for sale	-	(17)	(22)
Purchase of investment securities designated as held to maturity	(10,495)	(840)	(10,896)
Purchase of mortgage-backed securities designated as available for sale	-	(5,087)	(5,080)
Purchase of mortgage-backed securities designated as held to maturity	(15,228)	-	(1,992)
Principal repayments on mortgage-backed securities	4,865	2,608	2,844
Loan disbursements	(126,582)	(237,956)	(335,287)
Purchases of loans	(2,527)	(3,552)	(24,358)
Principal repayments on loans	271,195	176,055	173,960
Purchase of office premises and equipment - net	(1,711)	(1,675)	(2,095)
Proceeds from sale of office premises and equipment	119	35	-
Proceeds from sale of real estate acquired through foreclosure	1,806	505	1,191
Purchase of Federal Home Loan Bank stock	(100)	(2,077)	(5,601)
Proceeds from redemption of Federal Home Loan Bank stock	-	504	-
Additions to real estate acquired through foreclosure	(60)	(25)	(153)
Purchase of life insurance	(9,445)	(80)	(250)
Net increase in cash surrender value of life insurance	(307)	(262)	(246)
Purchase of Westwood Homestead Financial Corporation	-	(1,879)	-
Purchase of Columbia Financial of Kentucky, Inc.	(3,000)	-	-
Net cash provided by (used in) investing activities	128,010	(67,658)	(201,977)
Net cash provided by (used in) operating and investing activities (balance carried forward)	121,488	(58,868)	(188,939)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the year ended December 31,
(In thousands)

	2001	2000	1999
Net cash provided by (used in) operating and investing activities (balance brought forward)	$121,488	$ (58,868)	$(188,939)
Cash flows provided by (used in) financing activities:			
Net increase in deposits	16,716	70,185	18,560
Proceeds from Federal Home Loan Bank advances	50,451	243,178	229,466
Repayment of Federal Home Loan Bank advances	(105,072)	(244,123)	(75,823)
Dividends paid on common stock	(3,346)	(3,327)	(2,550)
Proceeds from exercise of stock options	1,262	8	-
Purchase of treasury shares	-	-	(457)
Increase (decrease) in advances by borrowers for taxes and insurance	(604)	62	882
Net cash provided by (used in) financing activities	(40,593)	65,983	170,078
Net increase (decrease) in cash and cash equivalents	80,895	7,115	(18,861)
Cash and cash equivalents at beginning of year	24,069	16,954	35,815
Cash and cash equivalents at end of year	$104,964	$ 24,069	$ 16,954
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings	$ 48,792	$ 48,952	$ 29,457
Income taxes	$ 3,528	$ 3,430	$ 2,927
Supplemental disclosure of noncash investing activities:			
Transfers from mortgage loans to real estate acquired through foreclosure	$ 3,208	$ 1,432	$ 1,220
Issuance of mortgage loans upon sale of real estate acquired through foreclosure	$ 1,182	$ 703	$ 761
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$ 103	$ 128	$ (220)
Recognition of mortgage servicing rights in accordance with SFAS No. 140	$ 2,338	$ 1,153	$ 1,300
Supplemental disclosure of noncash financing activities:			
Dividends declared but unpaid	$ 962	$ 832	$ 832
Fair value of assets received in acquisition of:			
Westwood Homestead Financial Corporation	$ -	$159,698	$ -
Columbia Financial of Kentucky, Inc.	$110,422	$ -	$ -

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

During 2001, the Boards of Directors of Camco Financial Corporation ("Camco" or the "Corporation") and its wholly-owned subsidiaries, Cambridge Savings Bank ("Cambridge Savings"), Marietta Savings Bank ("Marietta Savings"), First Savings Bank of Washington Court House ("First Bank"), First Bank for Savings ("First Savings") and Westwood Homestead Savings Bank ("Westwood Homestead"), approved a business plan whereby the subsidiary banks consolidated charters and operations into one state savings bank charter under the name Advantage Bank. The combining of charters and operations resulted in the Corporation incurring a one-time after-tax restructuring charge totaling $627,000. Hereinafter, the consolidated financial statements use the terms "Advantage" or the "Bank" to describe all of the preexisting individual financial institutions owned by the Corporation.

During 2001, Camco's Board of Directors approved a business combination, that was completed in November 2001, whereby Columbia Financial of Kentucky, Inc., ("Columbia Financial") the parent of Columbia Federal Savings Bank, ("Columbia Federal") was merged into Camco. Following the merger, Columbia Federal became a division of Advantage. The business combination was accounted for using the purchase method of accounting. Accordingly, the consolidated financial statements herein include the accounts of Columbia Federal from the November 15, 2001 consummation date through December 31, 2001.

During 1999, Camco's Board of Directors approved a business combination, which was completed in January 2000, whereby Westwood Homestead Financial Corporation ("WHFC"), the parent of Westwood Homestead, was merged into Camco and Westwood Homestead became a wholly-owned subsidiary of the Corporation. The business combination was accounted for using the purchase method of accounting. Accordingly, the 2000 consolidated financial statements herein include the accounts of Westwood Homestead from the January 6, 2000 acquisition date through December 31, 2000.

The business activities of Camco are limited primarily to holding the common stock of the Bank and Camco Title Insurance Agency ("Camco Title") and two second tier subsidiaries, Camco Mortgage Corporation and WestMar Mortgage Company. The Corporation's results of operations are economically dependent upon the results of Advantage's operations. Advantage conducts a general banking business within Ohio, West Virginia and northern Kentucky which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Advantage's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Advantage can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned and second tier subsidiaries. All significant intercompany balances and transactions have been eliminated.

2. Interest Rate Risk

The earnings of the Corporation are primarily dependent upon net interest income, which is determined by 1) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities (interest rate spread) and 2) the relative amounts of interest-earning assets and interest-bearing liabilities outstanding. The Corporation's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Corporation is vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. At December 31, 2001, 2000 and 1999, the Corporation had net interest-earning assets of approximately $1.1 billion, $993.0 million and $776.3 million, with weighted-average effective yields of 6.63%, 7.92% and 7.39%, respectively, and net interest-bearing liabilities of approximately $988.9 million, $945.8 million and $740.9 million, with weighted-average effective interest rates of 4.59%, 5.53% and 4.81%, respectively. To minimize the effect of adverse changes in interest rates on its results of operations, the Corporation has implemented an asset and liability management plan that emphasizes increasing the interest rate sensitivity and shortening the maturities of its interest-earning assets and extending the maturities of its interest-bearing liabilities. Although the Corporation has undertaken a variety of strategies to minimize its exposure to interest rate risk, its primary emphasis has been on the origination and purchase of adjustable rate loans.

3. Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. Investment and mortgage-backed securities are classified as held-to-maturity or available for sale upon acquisition. Realized gains and losses on sales of securities are recognized using the specific identification method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4. Loans Receivable

Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees and costs, capitalized mortgage servicing rights and the allowance for loan losses.

Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 2001, Advantage Bank recorded an unrealized loss of $28,000 on loans held for sale. At December 31, 2000, loans held for sale were carried at cost.

The Corporation accounts for mortgage servicing rights in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Corporation recognize, as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Corporation recorded amortization related to mortgage servicing rights totaling approximately $1.5 million, $602,000 and $516,000, for the years ended December 31, 2001, 2000 and 1999, respectively. Additionally, the Corporation recorded an impairment charge on mortgage servicing rights totaling $1.3 million in 2001. The carrying value of the Corporation's mortgage servicing rights, which approximated their fair value, totaled approximately $4.7 million and $5.2 million at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, the Bank was servicing mortgage loans of approximately $535.5 million and $475.6 million, respectively, that have been sold to the Federal Home Loan Mortgage Corporation and other investors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Loan Origination and Commitment Fees

The Corporation accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

6. Allowance for Loan Losses

It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the Bank's primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Such provision is based on management's estimate of the fair value of the underlying collateral, taking into consideration the current and currently anticipated future operating or sales conditions. As a result, such estimates are particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating, and other conditions that may be beyond the Corporation's control.

The Corporation accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in multi-family and nonresidential loans, and its evaluation of any impairment thereon, such loans are generally collateral-dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

6. Allowance for Loan Losses (continued)

At December 31, 2001 and 2000, the Corporation had no loans that would be defined as impaired under SFAS No. 114.

7. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the fair value of the property subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment. An accelerated depreciation method is used for tax reporting purposes.

9. Goodwill

Goodwill resulting from the acquisition of First Savings totaled approximately $3.7 million, and has been amortized over a twenty-five year period using the straight-line method. It is management's policy to periodically evaluate the carrying value of intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of the goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting unit's fair value as the "purchase price." Therefore, the goodwill's implied fair value will be the excess of the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

9. Goodwill (continued)

An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, or January 1, 2002 as to the Corporation. Adoption of SFAS No. 142 is expected to result in the elimination of annual goodwill amortization totaling approximately $150,000 beginning in 2002.

10. Federal Income Taxes

The Corporation accounts for federal income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

Deferral of income taxes results primarily from different methods of accounting for deferred loan origination fees and costs, mortgage servicing rights, Federal Home Loan Bank stock dividends, deferred compensation, the general loan loss allowance and the percentage of earnings bad debt deductions. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Earnings Per Share

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under stock option. The computations were as follows for the years ended December 31:

	2001	2000	1999
Weighted-average common shares outstanding (basic)	7,096,960	6,915,154	5,730,829
Dilutive effect of assumed exercise of stock options	100,132	42,277	103,562
Weighted-average common shares outstanding (diluted)	7,197,092	6,957,431	5,834,391

Options to purchase 176,714, 435,295 and 65,416 shares of common stock at weighted-average exercise prices of $13.11, $12.15 and $14.94 were outstanding at December 31, 2001, 2000 and 1999, respectively, but were excluded from the computation of diluted earnings per share for those years because the exercise price was greater than the average market price of the common shares.

12. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents: The carrying amount reported in the consolidated statements of financial condition for cash and cash equivalents is deemed to approximate fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments (continued)

Investment Securities and Mortgage-backed Securities: Fair values for investment securities and mortgage-backed securities are based on quoted market prices and dealer quotes.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential real estate, multi-family residential real estate, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair values of deposits with no stated maturity, such as money market demand deposits, savings and NOW accounts, are deemed to equal the amount payable on demand as of December 31, 2001 and 2000. The fair value of fixed-rate certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Advances by Borrowers for Taxes and Insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2001 and 2000, the difference between the fair value and notional amount of loan commitments was not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows:

	December 31, 2001		December 31, 2000	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 104,964	$ 104,964	$ 24,069	$ 24,069
Investment securities	19,177	19,388	16,981	16,926
Mortgage-backed securities	37,740	37,719	15,123	15,097
Loans receivable	871,446	879,776	930,672	934,055
Federal Home Loan Bank stock	22,481	22,481	19,339	19,339
	$1,055,808	$1,064,328	$1,006,184	$1,009,486
Financial liabilities				
Deposits	$ 730,075	$ 743,329	$ 632,288	$ 639,892
Advances from the Federal Home Loan Bank	258,850	281,638	313,471	307,013
Advances by borrowers for taxes and insurance	3,860	3,860	4,382	4,382
	$ 992,785	$1,028,827	$ 950,141	$ 951,287

13. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of three months or less.

14. Advertising

Advertising costs are expensed when incurred.

15. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2001 consolidated financial statement presentation.

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at December 31, 2001 and 2000 are as follows:

	2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
U.S. Government agency obligations	$18,682	$243	$ 34	$18,891
Municipal bonds	190	2	-	192
Total investment securities held to maturity	18,872	245	34	19,083
Available for sale:				
Corporate equity securities	245	89	29	305
Total investment securities	**$19,117**	**$334**	**$ 63**	**$19,388**

	2000			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
U.S. Government agency obligations	$16,482	$ 16	$ 71	$16,427
Municipal bonds	190	-	-	190
Total investment securities held to maturity	16,672	16	71	16,617
Available for sale:				
Corporate equity securities	245	104	40	309
Total investment securities	**$16,917**	**$120**	**$111**	**$16,926**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost and estimated fair value of investment securities at December 31, 2001 (including securities designated as available for sale) by contractual term to maturity are shown below.

	Amortized cost	Estimated fair value
	(In thousands)	
Due in one year or less	$ 1,100	$ 1,132
Due after one year through five years	16,867	17,073
Due after five years	905	878
Total investment securities	18,872	19,083
Corporate equity securities	245	305
Total	$19,117	$19,388

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 2001 and 2000, are as follows:

	2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
FNMA	$17,632	$ 96	$119	$17,609
FHLMC	11,069	51	38	11,082
GNMA	2,052	22	37	2,037
CMOs	3	-	-	3
Other	9	4	-	13
Total mortgage-backed securities held to maturity	30,765	173	194	30,744
Available for sale:				
FHLMC	2,553	46	-	2,599
FNMA	1,250	16	-	1,266
GNMA	3,069	41	-	3,110
Total mortgage-backed securities available for sale	6,872	103	-	6,975
Total mortgage-backed securities	$37,637	$276	$194	$37,719

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

	2000			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
FNMA	$ 3,633	$ 27	$ 31	$ 3,629
FHLMC	1,537	15	49	1,503
GNMA	83	6	-	89
CMOs	9	-	-	9
Other	11	6	-	17
Total mortgage-backed securities held to maturity	5,273	54	80	5,247
Available for sale:				
FHLMC	3,898	20	15	3,903
FNMA	1,695	-	18	1,677
GNMA	4,315	9	54	4,270
Total mortgage-backed securities available for sale	9,908	29	87	9,850
Total mortgage-backed securities	$15,181	$ 83	$167	$15,097

The amortized cost of mortgage-backed securities, including those designated as available for sale at December 31, 2001, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	Amortized cost (In thousands)
Due within one year or less	$ 115
Due after one year through five years	8,592
Due after five years through ten years	7,979
Due after ten years	20,951
	$37,637

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE C - LOANS RECEIVABLE

Loans receivable at December 31 consist of the following:

	2001	2000
	(In thousands)	
Conventional real estate loans:		
Existing residential properties	$683,611	$760,593
Nonresidential real estate	70,239	54,722
Construction	42,666	56,039
Developed building lots	5,908	5,640
Education loans	1,198	1,459
Consumer and other loans	67,918	71,719
Total	871,540	950,172
Less:		
Undisbursed portion of loans in process	15,343	19,911
Unamortized yield adjustments	1,940	918
Allowance for loan losses	4,256	2,906
Loans receivable - net	$850,001	$926,437

As depicted above, the Corporation's lending efforts have historically focused on loans secured by existing residential properties, which comprise approximately $683.6 million, or 80%, of the total loan portfolio at December 31, 2001 and approximately $760.6 million, or 82%, of the total loan portfolio at December 31, 2000. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Corporation with adequate collateral coverage in the event of default. Nevertheless, the Corporation, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending areas within Ohio, West Virginia, and northern Kentucky, thereby impairing collateral values. However, management believes that residential real estate values in the Corporation's primary lending areas are presently stable.

The Bank, in the ordinary course of business, has granted loans to certain of its directors, executive officers, and their associates. Such loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans totaled approximately $1.6 million and $3.3 million at December 31, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE D - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2001	2000 (In thousands)	1999
Balance at beginning of year	$2,906	$1,863	$1,783
Provision for losses on loans	759	568	247
Charge-offs, net of immaterial recoveries	(709)	(166)	(167)
Allowance resulting from acquisitions	1,300	641	-
Balance at end of year	$4,256	$2,906	$1,863

Nonaccrual and nonperforming loans totaled approximately $7.9 million, $4.7 million and $4.0 million at December 31, 2001, 2000 and 1999, respectively. Interest income that would have been recognized had such nonaccrual loans performed pursuant to contractual terms totaled approximately $278,000, $188,000 and $171,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at December 31 is summarized as follows:

	2001	2000
	(In thousands)	
Land	$ 2,194	$ 1,862
Buildings and improvements	12,764	11,190
Furniture, fixtures and equipment	9,641	9,054
	24,599	22,106
Less accumulated depreciation and amortization	9,750	8,261
	$14,849	$13,845

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE F - DEPOSITS

Deposit balances by type and weighted-average interest rate at December 31, 2001 and 2000, are summarized as follows:

	2001		2000	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
NOW accounts	$111,649	0.99%	$ 90,830	1.60%
Money market demand accounts	64,539	3.59	45,047	5.39
Passbook and statement savings accounts	85,443	1.70	69,706	2.90
Total withdrawable accounts	261,631	1.86	205,583	2.87
Certificates of deposit				
Original maturities of:				
Seven days to one year	51,472	3.49	64,693	6.49
One to two years	136,859	5.29	139,103	6.42
Two to eight years	163,226	5.95	117,146	6.31
Negotiated rate certificates	54,998	5.13	56,552	6.90
Individual retirement accounts	61,889	5.40	49,211	6.26
Total certificate accounts	468,444	5.32	426,705	6.40
Total deposits	$730,075	4.08%	$632,288	5.28%

At December 31, 2001 and 2000, the Corporation had certificate of deposit accounts with balances in excess of $100,000 totaling $123.3 million and $109.6 million, respectively.

Interest expense on deposits is summarized as follows for the years ended December 31:

	2001	2000	1999
		(In thousands)	
Certificate of deposit accounts	$26,706	$23,249	$14,906
NOW accounts and money market demand accounts	3,059	3,265	2,077
Passbook and statement savings accounts	1,559	2,355	2,136
	$31,324	$28,869	$19,119

The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31:

Year ending December 31:	2001	2000
	(In thousands)	
2001	$ -	$256,201
2002	312,484	108,825
2003	86,127	37,189
2004	36,764	9,503
After 2004	33,069	14,987
Total certificate of deposit accounts	$468,444	$426,705

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE F - DEPOSITS (continued)

At December 31, 2001 and 2000, certain savings deposits were collateralized by a pledge of investment securities, interest-bearing deposits in other banks and letters of credit with the Federal Home Loan Bank totaling $78.8 million and $26.6 million, respectively.

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2001, by pledges of certain residential mortgage loans totaling $429.1 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate	Maturing year ending December 31,	2001	2000
		(Dollars in thousands)	
5.20% - 7.02%	2001	$ -	$ 61,210
5.33% - 7.31%	2002	24,693	26,513
5.50% - 7.38%	2003	9,650	21,610
5.24% - 8.20%	2004	5,854	8,695
3.25% - 7.60%	Thereafter	218,653	195,443
		$258,850	$313,471
Weighted-average interest rate		6.02%	6.20%

NOTE H - FEDERAL INCOME TAXES

A reconciliation of the effective tax rate to the federal statutory rate is summarized as follows:

	2001	2000	1999
		(In thousands)	
Federal income taxes computed at the expected statutory rate	$4,253	$3,925	$3,065
Increase (decrease) in taxes resulting from:			
Amortization of goodwill	51	51	51
Nontaxable dividend and interest income	(6)	(4)	(6)
Increase in cash surrender value of life insurance – net	(105)	(89)	(83)
Nondeductible expenses	29	27	25
Refunds of prior year taxes	(309)	-	-
Other	(22)	(62)	24
Federal income tax provision per consolidated financial statements	$3,891	$3,848	$3,076

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE H - FEDERAL INCOME TAXES (continued)

The components of the Corporation's net deferred tax liability at December 31 are as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	**2001**	**2000**
	(In thousands)	
Deferred tax liabilities:		
FHLB stock dividends	$(2,396)	$(1,780)
Mortgage servicing rights	(1,593)	(1,766)
Percentage of earnings bad debt deduction	(226)	(340)
Book versus tax depreciation	(525)	(463)
Original issue discount	(105)	(46)
Other liabilities, net	(49)	(68)
Unrealized gains on securities designated as available for sale	(56)	(2)
Total deferred tax liabilities	(4,950)	(4,465)
Deferred tax assets:		
General loan loss allowance	1,447	988
Deferred income	68	46
Deferred compensation	457	390
Purchase accounting adjustments	219	236
Total deferred tax assets	2,191	1,660
Net deferred tax liability	**$(2,759)**	**$(2,805)**

For years prior to 1996, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The percentage of earnings bad debt deduction had accumulated to approximately $12.8 million as of December 31, 2001. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $4.1 million at December 31, 2001.

The Bank is required to recapture as taxable income approximately $1.9 million of its bad debt reserve, which represents post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute the reserve in the future. The Bank has provided deferred taxes for this amount and is amortizing the recapture of the bad debt reserve into taxable income over a six year period, which commenced in 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE I - COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At December 31, 2001, the Bank had outstanding commitments to originate and purchase fixed-rate loans of approximately $9.0 million and adjustable-rate loans of approximately $3.9 million. Additionally, the Bank had unused lines of credit under home equity and other loans of $42.0 million at December 31, 2001, and stand by letters of credit of $151,000. Management believes that all loan commitments are able to be funded through cash flow from operations and existing liquidity. Fees received in connection with these commitments have not been recognized in earnings.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

The Corporation has entered into lease agreements for office premises and equipment under operating leases which expire at various dates through 2010. The following table summarizes minimum payments due under lease agreements by year:

Year ending December 31,	(In thousands)
2002	$195
2003	195
2004	158
2005	146
2006 and thereafter	111
	$805

Total rental expense under operating leases was approximately $257,000, $260,000 and $278,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE J - REGULATORY CAPITAL

Advantage Bank is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The FDIC has adopted risk-based capital ratio guidelines to which Advantage is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Savings banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Savings banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

During 2001, management was notified from its regulator that Advantage was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" Advantage must maintain minimum capital ratios as set forth in the table that follows. The regulatory capital table as of December 31, 2000, is presented on a combined basis, to allow for comparability, giving effect to the charter consolidation, which was consummated in June 2001. Each of Camco's subsidiary banks met their individual regulatory capital requirements as of December 31, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE J - REGULATORY CAPITAL (continued)

As of December 31, 2001, management believes that the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2001

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital (to risk-weighted assets)	$88,017	12.5%	≥$56,346	≥8.0%	≥$70,433	≥10.0%
Tier I capital (to risk-weighted assets)	$83,761	11.9%	≥$28,173	≥4.0%	≥$42,260	≥ 6.0%
Tier I leverage	$83,761	7.6%	≥$43,868	≥4.0%	≥$54,835	≥ 5.0%

As of December 31, 2000

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital (to risk-weighted assets)	$73,785	12.0%	≥$49,159	≥8.0%	≥$61,449	≥10.0%
Tier I capital (to risk-weighted assets)	$70,879	11.5%	≥$24,580	≥4.0%	≥$36,869	≥ 6.0%
Tier I leverage	$70,879	6.9%	≥$41,323	≥4.0%	≥$51,653	≥ 5.0%

The Corporation's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Corporation, such as increased interest rates or a downturn in the economy in the Bank's market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE K - BENEFIT PLANS

The Corporation has a non-contributory retirement plan which provides benefits to certain key officers. The Corporation's obligations under the plan have been provided for via the purchase of single premium key man life insurance of which the Corporation is the beneficiary. The Corporation recorded expense related to the plan totaling approximately $54,000, $51,000 and $45,000 during the years ended December 31, 2001, 2000 and 1999, respectively.

The Corporation also has a 401(k) Salary Savings Plan covering substantially all employees. Contributions by the employees are voluntary and are subject to matching contributions by the employer under a fixed percentage, which may be increased at the discretion of the Board of Directors. Total expense under this plan was $385,000, $334,000 and $181,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE L - STOCK OPTION PLANS

Stockholders of the Corporation have approved three stock option plans. Under the 1972 Plan, 254,230 common shares were reserved for issuance to officers, directors, and key employees of the Corporation and its subsidiaries. The 1982 Plan reserved 115,824 common shares for issuance to employees of the Corporation and its subsidiaries. All of the stock options under the 1972 and 1982 Plans have been granted and are subject to exercise at the discretion of the grantees through 2002. Under the 1995 Plan, 161,488 shares were reserved for issuance. Additionally, in connection with the acquisition of First Savings, the stock options of First Savings were converted into options to purchase 174,421 shares of the Corporation's stock at an exercise price of $7.38 per share. In connection with the acquisition of WHFC, the stock options of WHFC were converted into options to purchase 309,272 shares of the Corporation's stock at a weighted-average exercise price of $11.89 per share which expire in 2008.

The Corporation accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair-value based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair-value based method of accounting defined in SFAS No. 123 had been applied.

The Corporation utilizes APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE L - STOCK OPTION PLANS (continued)

		2001	2000	1999
		(In thousands, except per share data)		
Net earnings	As reported	$8,544	$7,652	$5,940
	Pro-forma	$8,540	$7,640	$5,940
Earnings per share Basic	As reported	$1.20	$1.11	$1.04
	Pro-forma	$1.20	$1.10	$1.04
Diluted	As reported	$1.19	$1.10	$1.02
	Pro-forma	$1.19	$1.10	$1.02

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during 2001 and 2000: dividend yield of 4.07% and 2.51%, respectively; expected volatility of 10.0% for each year; a risk-free interest rate of 3.00% and 5.00%, respectively, and an expected life of ten years for all grants.

A summary of the status of the Corporation's stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below:

	2001		2000		1999	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	688,655	$10.53	369,523	$ 9.43	369,523	$9.43
Granted	8,500	11.93	10,700	9.07	-	-
WHFC options	-	-	309,272	11.89	-	-
Exercised	(115,656)	(10.91)	(840)	9.79	-	-
Forfeited	(78,494)	12.50	-	-	-	-
Outstanding at end of year	503,005	$10.16	688,655	$10.53	369,523	$9.43
Options exercisable at year-end	503,005	$10.16	688,655	$10.53	369,523	$9.43
Weighted-average fair value of options granted during the year		$ .66		$ 1.75		N/A

The following information applies to options outstanding at December 31, 2001:

Number outstanding	320,791
Range of exercise prices	$7.40 - $9.79
Number outstanding	182,214
Range of exercise prices	$11.36 - $16.59
Weighted-average exercise price	$10.16
Weighted-average remaining contractual life	5.1 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE M - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years ended December 31, 2001, 2000 and 1999:

Camco Financial Corporation
STATEMENTS OF FINANCIAL CONDITION
December 31,
(In thousands)

	2001	2000
ASSETS		
Cash in Bank subsidiary	$ 271	$ 562
Interest-bearing deposits in other financial institutions	7,584	1,375
Investment securities designated as available for sale	305	309
Investment in Bank subsidiary	87,251	74,477
Investment in title agency subsidiary	1,100	694
Office premises and equipment - net	1,786	1,777
Cash surrender value of life insurance	1,054	1,005
Prepaid expenses and other assets	1,946	236
Deferred federal income taxes	-	35
Total assets	$101,297	$80,470
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and other accrued liabilities	$ 4,812	$ 511
Dividends payable	962	832
Accrued federal income taxes	337	377
Deferred federal income taxes	15	-
Total liabilities	6,126	1,720
Stockholders' equity		
Common stock	8,137	7,058
Additional paid-in capital	51,722	41,551
Retained earnings - substantially restricted	36,621	31,553
Unrealized gains on securities designated as available for sale, net of related tax effects	107	4
Treasury stock, at cost	(1,416)	(1,416)
Total stockholders' equity	95,171	78,750
Total liabilities and stockholders' equity	$101,297	$80,470

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE M - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION (continued)

Camco Financial Corporation
STATEMENTS OF EARNINGS
Year ended December 31,
(In thousands)

	2001	2000	1999
Income			
Dividends from the Bank	$9,615	$6,950	$4,350
Dividends from title agency subsidiary	-	-	300
Interest and other income	173	159	121
(Excess distribution from) undistributed net earnings of the Bank	(306)	1,836	2,320
(Excess distribution from) undistributed earnings of the title agency subsidiary	406	113	(102)
Total income	9,888	9,058	6,989
General, administrative and other expense	2,237	2,092	1,520
Earnings before federal income tax credits	7,651	6,966	5,469
Federal income tax credits	(893)	(686)	(471)
Net earnings	$8,544	$7,652	$5,940

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE M - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION (continued)

Camco Financial Corporation
STATEMENTS OF CASH FLOWS
Year ended December 31,
(In thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net earnings for the year	$ 8,544	$7,652	$5,940
Adjustments to reconcile net earnings to net cash flows provided by (used in) operating activities:			
Excess distribution from (undistributed net earnings of) Bank subsidiary	306	(1,836)	(2,320)
Excess distribution from (undistributed net earnings of) title agency subsidiary	(406)	(113)	102
Depreciation and amortization	125	87	11
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	(1,710)	421	(388)
Accounts payable and other liabilities	4,431	351	(3)
Accrued federal income taxes	(40)	187	421
Deferred federal income taxes	51	(15)	(165)
Other - net	14	(22)	8
Net cash provided by operating activities	11,315	6,712	3,606
Cash flows from investing activities:			
Purchase of investment securities	-	(17)	(22)
Purchase of cash surrender value of life insurance	-	-	(135)
Net increase in cash surrender value of life insurance	(49)	(48)	(36)
Purchase of office premises and equipment	(381)	(374)	(1,297)
Proceeds from sale of office equipment	247	-	-
(Increase) decrease in interest-bearing deposits in other financial institutions	(6,209)	(758)	351
Purchase of Westwood Homestead Financial Corporation - net	-	(1,879)	-
Purchase of Columbia Financial of Kentucky, Inc. - net	(3,000)	-	-
Net cash used in investing activities	(9,392)	(3,076)	(1,139)
Cash flows from financing activities:			
Stock options exercised	1,262	8	-
Dividends paid	(3,476)	(3,327)	(2,550)
Purchase of treasury shares	-	-	(457)
Net cash used in financing activities	(2,214)	(3,319)	(3,007)
Net increase (decrease) in cash and cash equivalents	(291)	317	(540)
Cash and cash equivalents at beginning of year	562	245	785
Cash and cash equivalents at end of year	$ 271	$ 562	$ 245

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE N - RESTRUCTURING CHARGE

In June 2001, Camco recorded a restructuring charge totaling $1.1 million related to the consolidation of its banking subsidiaries' charters. Prior to December 31, 2001, management reversed approximately $146,000 of the restructuring liability through operations. Approximately $650,000 of the net charge was recorded to provide for severance and outplacement services to approximately twenty-two accounting and loan servicing employees of the former banking subsidiaries. Additionally, such amount includes the costs associated with disbanding the local boards of directors. The operational consolidation is expected to be completed in August 2002. As of December 31, 2001, three of the employees had been terminated with payments totaling $202,000. The boards of directors have received payments totaling $158,000, with $67,000 remaining to be paid through December 2003. The remainder of the charge is for professional services in connection with the charter consolidation.

NOTE O - BUSINESS COMBINATION

During 2001, the Corporation agreed to acquire Columbia Financial utilizing the purchase method of accounting. Columbia Financial was merged into Camco in November 2001 and its banking subsidiary, Columbia Federal, continued operations as a division of Advantage. Camco paid $18.1 million in cash and issued 963,962 of its common shares, which were valued at approximately $9.1 million, in connection with the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	(In thousands)
Cash and cash equivalents	$ 14,183
Investment securities	11,185
Mortgage-backed securities	12,189
Loans receivable	69,237
Prepaid expenses and other assets	3,628
Total assets	110,422
Deposits	(81,071)
Other liabilities	(2,180)
Net assets acquired	**$ 27,171**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE O - BUSINESS COMBINATION (continued)

Presented below are Camco's pro-forma condensed consolidated statements of earnings and earnings per share which have been prepared as if the acquisition had been consummated as of the beginning of each of the years ended December 31, 2001 and 2000.

	2001	2000
	(In thousands) (unaudited)	
Total interest income	$80,906	$83,812
Total interest expense	51,673	53,439
Net interest income	29,233	30,373
Provision for losses on loans	792	1,568
Other income	7,237	5,657
General, administrative and other expense	22,808	22,947
Earnings before income taxes	12,870	11,515
Federal income taxes	4,040	3,853
Net earnings	$ 8,830	$ 7,662
Basic earnings per share	$1.26	$1.11
Diluted earnings per share	$1.25	$1.10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2001, 2000 and 1999

NOTE P - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the years ended December 31, 2001 and 2000.

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2001:	(In thousands, except per share data)			
Total interest income	$19,440	$19,030	$18,083	$17,819
Total interest expense	12,748	12,451	11,821	11,413
Net interest income	6,692	6,579	6,262	6,406
Provision for losses on loans	156	150	152	301
Other income	1,407	1,496	1,920	2,330
General, administrative and other expense	4,717	5,798	4,556	4,827
Earnings before income taxes	3,226	2,127	3,474	3,608
Federal income taxes	1,090	593	1,122	1,086
Net earnings	$ 2,136	$ 1,534	$ 2,352	$ 2,522
Earnings per share:				
Basic	$.31	$.22	$.34	$.33
Diluted	$.30	$.22	$.34	$.33

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2000:	(In thousands, except per share data)			
Total interest income	$17,658	$18,966	$19,545	$19,502
Total interest expense	11,094	12,230	13,204	13,081
Net interest income	6,564	6,736	6,341	6,421
Provision for losses on loans	137	156	138	137
Other income	1,120	1,301	1,773	1,342
General, administrative and other expense	4,931	5,093	4,768	4,738
Earnings before income taxes	2,616	2,788	3,208	2,888
Federal income taxes	882	963	1,061	942
Net earnings	$ 1,734	$ 1,825	$ 2,147	$ 1,946
Earnings per share:				
Basic	$.25	$.26	$.31	$.29
Diluted	$.25	$.26	$.31	$.28

Stockholder Information

Questions or Information

Questions or inquiries regarding Camco Financial Corporation should be directed to:

Larry A. Caldwell, Chairman
Camco Financial Corporation
6901 Glenn Highway
Cambridge, Ohio 43725
740/435-2020
E-mail: afrencik@camco.cc

Transfer Agent and Registrar

Communications regarding change of address, transfer of shares, lost certificates and dividends should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800/368-5948

Annual Report on Form 10-K

The Camco Financial Corporation Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request directed to:

Camco Financial Corporation
Mrs. Anita Frencik
Assistant to the Chairman
6901 Glenn Highway
Cambridge, Ohio 43725
740/435-2020

Annual Meeting

Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Camco Financial Corporation which will be held on Tuesday, May 28, 2002 at 3:00 PM Eastern Daylight Time at the Corporate Headquarters, 6901 Glenn Highway, Cambridge, Ohio.

Nasdaq Symbol - CAFI

Internet Home Page Address

http://www.camcofinancial.com

Camco's Dividend Reinvestment Plan

Camco has arranged with its registrar and transfer agent, Registrar and Transfer Company, to offer record holders of Camco common stock an opportunity to participate in Camco's Dividend Reinvestment Plan which includes a Voluntary Cash Contribution Feature (the "Plan").

The Plan provides a flexible and convenient way to increase your ownership in Camco through the investment of either part or all of your dividends in shares of Camco common stock or through optional cash purchases of shares of Camco common stock.

If your shares in Camco common stock are not held in your name but are held by a broker or nominee and you wish to participate in the Plan, the ownership of your shares must be transferred into your name. Your broker or nominee will have to make such a transfer on your behalf before you may complete the Authorization Card to enroll in the Plan. You may request an Authorization Card by contacting Camco at 6901 Glenn Highway, Cambridge, Ohio 43725.

Your participation in the dividend reinvestment portion of the Plan will begin with the next cash dividend payable after receipt of your completed Authorization Card, provided it is received at least five (5) days before the record date for the dividend. Voluntary cash contributions can be made immediately upon Registrar and Transfer Company's receipt of your completed Authorization Card.

You may withdraw from the Plan and rejoin at a later time as long as you are a Camco stockholder.



Camco Financial Corporation
6901 Glenn Highway
Cambridge, Ohio 43725

